                        [Rutan & Tucker, LLP Letterhead]
                                February 4, 2008


VIA FEDEX AND
EDGAR CORRESPONDENCE
--------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Strasbaugh
                  Registration Statement on Form SB-2
                  Filed on February 4, 2008
                  File No. 333-144787
                  -----------------------------------

Dear Mr. Mancuso:

         This letter responds to the comments of your letter dated January 4, 2008, relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Amendment No. 3 to the Company's Registration Statement on Form SB-2, Reg. No. 333-144787 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of January 4, 2008, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of January 4, 2008. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

1. WE NOTE YOUR RESPONSE TO OUR COMMENT 1. PLEASE TELL US HOW YOU CALCULATED YOUR PUBLIC FLOAT OF SHARES HELD BY NON-AFFILIATES PRIOR TO THE OFFERING.

Russell Mancuso, Esq.
February 4, 2008
Page 2


         In accordance with the Item 10(a)(1) of Regulation S-B a small business issuer's public float, in shares, is the aggregate of the issuer's outstanding voting and non-voting common equity held by non-affiliates. Prior to the offering being registered pursuant to the Registration Statement, the Company had 14,201,897 shares of common stock outstanding. As a group, the Company's affiliates (the Company's executive officers and directors and all other persons who own more than 10% of the Company's total outstanding shares) own an aggregate of 11,832,023 shares of the Company's common stock. A calculation of the Company's public float immediately preceding the offering of the Company's Series A Preferred Stock, in shares, appears below.

                          SHARES HELD BY AFFILIATES
                          -------------------------
                    NAME               AFFILIATE STATUS              SHARES
                    ----               ----------------              ------

            Alan Strasbaugh               Director                  7,518,295
            David Porter                  Director                         --
            Wesley Cummins                Director                         --
            John Givens                   Director                         --
            Charles R. Schillings         Executive Officer           848,508
            Richard Nance                 Executive Officer                --
            Allan Paterson                Executive Officer                --
            Michael Kirkpatrick           Executive Officer           848,508
            Larry Strasbaugh              10% Holder                2,616,712

            TOTAL AFFILIATE SHARES:                                11,832,023

            TOTAL SHARES OUTSTANDING:                              14,201,897

            PUBLIC FLOAT (IN SHARES):                               2,369,874

         We note that in calculating the amount of the Company's public float with respect to Amendment No. 2 to the Company's Registration Statement, the Company did not consider the 848,508 shares held by Mr. Kirkpatrick as shares held by an affiliate of the Company because the Company did not consider Mr. Kirkpatrick as an executive officer of the Company. In doing so, the Company calculated the public float to be 3,218,382 and proposed to register approximately one-third of such amount (i.e., 1,072,791 shares). In light of the data contained in the above table (especially the inclusion of Mr. Kirkpatrick's shares as shares held by an affiliate of the Company), the Company has revised the Registration Statement to reduce the aggregate amount of shares of the Company's common stock to be registered to 789,956, which amount equals

Russell Mancuso, Esq.
February 4, 2008
Page 3


approximately one-third of the Company's revised public float as of immediately prior to the offering of Series A Preferred Stock.

Fee
---

2. PLEASE UPDATE YOUR FEE TABLE AND EXHIBIT 5 TO REFLECT THE CURRENT SIZE OF THE OFFERING.

         The Company has revised the cover page of the Registration Statement to include an updated fee table, and has included an updated opinion from Rutan & Tucker, LLP as Exhibit 5.1 to the Registration Statement.

Prospectus Cover Page
---------------------

3. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 3. BEFORE YOU SEEK ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, PLEASE DISCLOSE IN THE PROSPECTUS THE FIXED PRICE AT WHICH THE SHARES WILL BE OFFERED AND SOLD.

         The Company has revised its disclosure on the cover page and in the "Plan of Distribution" section on page 93 of the Registration Statement indicating that the Selling Security Holders may sell their shares at $2.00 until a public market develops for the Company's common stock.

4. WE REISSUE PRIOR COMMENT 4. YOUR DISCLOSURE CONTINUES TO INCLUDE THE BROAD LANGUAGE "UNTIL A PUBLIC MARKET DEVELOPS" RATHER THAN SPECIFICALLY MENTIONING THE OTC BULLETIN BOARD.

         The Company has revised its disclosure on the cover page of the prospectus and in the "Plan of Distribution" section on page 93 of the Registration Statement to clarify that the Selling Security Holders will sell at the disclosed fixed price until the Company's shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Business, page 31
-----------------

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. IN CONNECTION WITH OUR COMMENT PROCESS REGARDING YOUR PENDING REGISTRATION STATEMENT, WE DO NOT INTEND TO MAKE A DETERMINATION REGARDING THE ADEQUACY OF THE DISCLOSURE IN YOUR PROXY STATEMENT RELATING TO YOUR PLAN OF DISSOLUTION AND THE PERMISSIBLE ACTIVITIES AFTER THE PLAN WAS APPROVED BY SHAREHOLDERS; HOWEVER, IT REMAINS UNCLEAR HOW YOU CONCLUDED THAT THE BOARD'S ACTIVITY AFTER THE PLAN WAS APPROVED BY SHAREHOLDERS WAS CONSISTENT WITH GOVERNING STATE LAW. FOR EXAMPLE, IT IS UNCLEAR HOW THE BOARD WAS AUTHORIZED TO DECLARE AN

Russell Mancuso, Esq.
February 4, 2008
Page 4


         "EXTRAORDINARY DIVIDEND" IN DECEMBER 2005 AFTER THE COMPANY'S OWNERS HAD INSTRUCTED THE BOARD TO LIMIT ACTIVITIES TO WINDING UP THE COMPANY'S BUSINESS. (IT APPEARS FROM YOUR RESPONSE THAT CLASSIFYING THAT PAYMENT AS DIVIDEND RATHER THAN AN ASSET DISTRIBUTION PERMITTED THE COMPANY TO SUBSEQUENTLY REVOKE ITS ELECTION TO DISSOLVE.) THEREFORE, PLEASE PROVIDE US AN OPINION OF COUNSEL QUALIFIED TO PRACTICE IN THE APPLICABLE STATE THAT THE COMPANY'S ACTIVITIES SINCE SHAREHOLDERS APPROVED THE PLAN OF DISSOLUTION WERE CONSISTENT WITH THE PLAN AND APPLICABLE STATE LAW. IF YOU CANNOT PROVIDE AN UNCONDITIONAL OPINION TO THIS EFFECT, PLEASE DISCLOSE APPROPRIATE RISK FACTORS.

         The Company continues to believe that action taken by the Company's prior board of directors after the approval of the Company's plan of dissolution were consistent with applicable provisions of California law. Nonetheless, in response to this comment, the Company has added a risk factor in the "Risk Factors" section on page 14 of the Registration Statement identifying potential risk factors attendant such actions. In addition, the Company has included within its disclosure relating to the approval of the Plan of Dissolution and the Share Exchange Transaction in the "Company History" subsection of the "Business" section on page 37 of the Registration Statement, cross-references to the "Risk Factors" section.

Management, page 48
-------------------

6. YOUR RESPONSE TO PRIOR COMMENT 7 APPEARS TO IMPLY THAT YOU BELIEVE THAT INDIVIDUALS CANNOT BE EXECUTIVE OFFICERS IF THEY REPORT TO OTHER OFFICERS. PLEASE PROVIDE US AN ANALYSIS OF ALL AUTHORITY THAT YOU CONSULTED REGARDING THE PROPER APPLICATION OF THE TERM "EXECUTIVE OFFICER." IT APPEARS THAT, UNDER THE INTERPRETATION OF THE DEFINITION OF "EXECUTIVE OFFICER" THAT YOU PROPOSE, NO COMPANY COULD HAVE A VICE PRESIDENT THAT IS AN EXECUTIVE OFFICER BECAUSE A VICE PRESIDENT WOULD ALWAYS MAKE DECISIONS THAT ARE SUBJECT TO THE RESPONSIBILITY OF A MORE SENIOR CORPORATE OFFICER; SUCH AN INTERPRETATION OF THE DEFINITION APPEARS TO BE INCONSISTENT WITH THE TEXT OF RULE 405 WHICH INDICATES THAT SPECIFIED VICE PRESIDENTS ARE EXECUTIVE OFFICERS FOR PURPOSES OF THE FEDERAL SECURITIES LAWS. PLEASE NOTE THAT YOUR CHANGE OF INDIVIDUALS' TITLES FROM "VICE PRESIDENT" TO "DIRECTOR" WOULD NOT AFFECT THE SUBSTANCE OF THIS ANALYSIS.

         Our response to prior comment No. 7 was not meant to imply that we believe individuals cannot be executive officers if they report to other officers. We were merely attempting to point out that in the Company's case, such individuals do not function in the capacity of an executive officer since they do not maintain any policy making functions. Nonetheless, the Company has included the disclosures it is required to make pursuant to Rule 402 of Regulation SB-2 with respect to Mr. Kirkpatrick and Mr. Paterson in the "Management" section of the prospectus beginning on page 53 of the Registration Statement. We note that as of January 8, 2008, Mr. Schraub was terminated as an employee of the Company and is no longer an officer of the Company.

7. WE NOTE YOUR NEW DIRECTOR MR. GIVENS IS INVOLVED IN BUSINESSES THAT MAY BE COMPETITORS TO YOU. PLEASE DISCLOSE APPROPRIATE RISK FACTORS.

Russell Mancuso, Esq.
February 4, 2008
Page 5


         Through Mr. Givens' businesses, Mr. Givens provides consulting services to companies in the CMP industry. The services that he provides are not competitive with the Company's business. Accordingly, the Company has elected not to revise the Registration Statement to include any risk factors regarding the provision of such services by Mr. Givens.

Director Compensation Table, page 54 and Compensation of Executive Officers, page 55
----------------------------------------------------------------------------

8. PLEASE NOTE THAT YOUR COMPENSATION DISCLOSURE ALSO MUST INCLUDE INFORMATION FOR YOUR MOST RECENTLY COMPETED FISCAL YEAR - THE YEAR ENDED DECEMBER 31, 2007. PLEASE UPDATE ACCORDINGLY.

         The Company has updated its compensation disclosure on pages 60 through 62 of the Registration Statement to include information for the fiscal year ended December 31, 2007.

Index to Financial Statements, page F-1
---------------------------------------

Interim Condensed Financial Statements, page F-2
------------------------------------------------

Note 1.  Summary of Significant Accounting Policies, page F-7
-------  ----------------------------------------------------

-Correction of Prior Period Error, page F-7
-------------------------------------------

9. PLEASE REFER TO PRIOR COMMENTS 13 AND 14 FROM OUR LETTER DATED OCTOBER 5, 2007. WE NOTE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 THAT THE ERROR APPEARS TO BE 15% OF NET INCOME. PLEASE PROVIDE US WITH YOUR ANALYSIS OF THE EXPECTED RESULTS FOR THE YEAR ENDING DECEMBER 31, 2007, SUCH THAT YOU DO NOT CONSIDER EACH ERROR, INDIVIDUALLY AND IN THE AGGREGATE TO BE MATERIAL.

         The inventory pricing errors were detected in 2007 during the audit of the Company's 2006 financial statements. The error of $34,000 is the extrapolated total impact on inventory of smaller errors discovered in an audit sample used in price testing the December 31, 2006 inventory balance. The total inventory pricing error is less than 3% of the 2006 net income and is considered insignificant to the results of operations and the overall financial statements. Further, because the error is an extrapolation of sample errors, identifying individual items to adjust prices is not possible, however, inventory prices are adjusted periodically. Accordingly, the inventory pricing errors were considered insignificant and no adjustment of the 2006 financial statements was considered necessary. The Company expects to record the results of any price testing errors discovered in the 2007 fiscal close, and establish an inventory pricing reserve if appropriate. Accordingly, the $34,000 understatement of inventory at December 31, 2006 will have reversed in the 2007 results, and the Company's evaluations consider this reversal.

Russell Mancuso, Esq.
February 4, 2008
Page 6


         The following is a quantitative analysis of the materiality of each individual error for the years ended December 31, 2006 and 2005 and the expected results for the year ended December 31, 2007. The analysis shows the dollar value and percentage of the errors assuming the transactions had been recorded correctly.

                                                                      Year Ended
                                              -----------------------------------------------------------

                               Estimated        12/31/2006             12/31/2006
                               12/31/2007       iron curtain           rollover           12/31/2005
                            ------------------------------------------------------------------------------
   Operating income (loss)
      As reported           $  (503,000)      $ 2,000,578         $  2,000,578          $   83,895
      Pricing error              34,000   7%       34,000     2%        34,000   2%             --    0%
      Interest error                 --   0%          --      0%           --    0%             --    0%
         Corrected          $  (469,000)  7%  $ 2,034,578     2%  $  2,034,578   2%     $   83,895

   Net income (loss)
      As reported           $  (758,000)      $ 1,168,384         $  1,168,384          $ (364,598)
      Pricing error              34,000   4%       34,000     3%        34,000    3%            --    0%
      Interest error            (56,000) (7)%     (56,000)   (5)%      (44,000) (4)%       (12,000)  (3)%
         Corrected          $  (780,000) (3)% $ 1,146,384    (2)% $  1,158,384  (1)%    $ (376,598)  (3)%

   Earnings per share
      As reported           $       0.29      $       0.08    --  $        0.08  --     $    (0.03)
      Pricing error                 0.00  1%          0.00    3%           0.00  3%             --    0%
      Interest error        $       0.0 (1)%  $      (0.00)  (5)% $       (0.00)(4)%    $    (0.00)  (3)%
         Corrected          $       0.29  0%  $       0.08   (2)% $        0.08 (1)%    $    (0.03)  (3)%


         The errors in the 2007 financial statements are not considered material, both individually and in the aggregate, to the Company's expected annual income results or to the trend in earnings. Based on the expected results for the 2007 fiscal year, the net impact of the interest expense and inventory pricing errors is a $22,000 increase in the expected net loss for the year.

         FISCAL 2007 ESTIMATED:
         ----------------------

         Compared to the expected fiscal 2007 net loss, the net impact of the interest expense ($56,000 or 7% increase) and inventory pricing errors ($34,000 or 4% decrease) on the expected fiscal 2007 net loss is a $22,000 overstatement or approximately 3% of the expected net loss (assuming transactions were recorded properly). The expected operating loss is understated by $34,000 (or 7%) as a result of the extrapolated inventory pricing errors (understated inventory at December 31, 2006) that are expected to reverse in 2007. The errors are not expected to change the amount of earnings per share, are not expected to impact cash flows and are expected to be insignificant both quantitatively and qualitatively in relation to sales, total assets and net equity. Based on the relative insignificance of the errors, the Company believes that, based on the expected results, the financial statements for the year ended December 31, 2007 will be fairly stated in all material respects. As such, no restatement is required.

Russell Mancuso, Esq.
February 4, 2008
Page 7


Note 9. Conditionally Redeemable Convertible Series A Preferred Stock, page F-22
--------------------------------------------------------------------------------

Warrants, page F-25
-------------------


10. PLEASE REFER TO PRIOR COMMENT 16 FROM OUR LETTER DATED OCTOBER 5, 2007. WE NOTE THE HOLDERS OF THE WARRANTS MAY EXERCISE UNDER A CASHLESS EXERCISE FEATURE IF THE UNDERLYING COMMON STOCK IS NOT REGISTERED. PLEASE TELL US AND REVISE THIS NOTE TO EXPLAIN HOW YOU CONSIDERED PARAGRAPH 8 OF EITF 00-19, WHICH INDICATES THAT CONTRACTS THAT GIVE THE COUNTERPARTY A CHOICE OF NET-CASH SETTLEMENT OR SETTLEMENT IN SHARES (I.E., PHYSICAL SETTLEMENT OR NET-SHARE SETTLEMENT) SHOULD BE CLASSIFIED AS A LIABILITY AT FAIR VALUE.

         If the Company does not register the shares underlying the warrants, the contract may be physically settled in shares or net-share settled at the option of the warrantholder. There is no net-cash settlement alternative available to the Company's warrantholders. Therefore, the Company's warrantholders do not have the choice of net-cash settlement or settlement in shares, and accordingly under EITF paragraph 8, liability classification is not required.

         Additional disclosure has been added to Note 9 of Financial Statements at page F-27 of the Registration Statement clarifying that the Company considered EITF Issue No. 00-19 in making a determination that the warrants should be classified as equity.

Annual Financial Statements, page F-31
--------------------------------------

Notes to Financial Statements, page F-36
----------------------------------------

Note 1. Summary of Significant Accounting Policies, page F-36
-------------------------------------------------------------

-Revenue Recognition page F-39
------------------------------

11. PLEASE REFER TO PRIOR COMMENT 20 FROM OUR LETTER DATED OCTOBER 5, 2007. WE NOTE FROM YOUR RESPONSE THAT THE SOFTWARE ASSOCIATED WITH YOUR TOOLS IS AN INTEGRAL PART OF THE TOOL. GIVEN THIS STATEMENT THAT IT APPEARS THAT THE SOFTWARE CONTAINED IN YOUR PRODUCTS IS MORE THAN INCIDENTAL TO YOUR PRODUCTS, PLEASE TELL US AND REVISE YOUR FOOTNOTES AND MD&A TO SPECIFICALLY EXPLAIN HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPHS 6-14 OF SOP 97-2, AS AMENDED BY SOP 98-9.

         The software in the Company's tools controls the actions of the tool and is developed concurrently with the tool hardware. Tools are marketed after the design, development, testing and successful initial production is complete. This includes the design and application of any imbedded software. Customers can only input their desired parameters within the existing software and these

Russell Mancuso, Esq.
February 4, 2008
Page 8


parameters, or "recipes," may be modified by the customer via a touch-screen on each tool. Accordingly, there are no software modifications of the Company's tools.

         Due to the fact that there is not significant production, modification, or customization of the software, the contract accounting discussed in paragraph 7 of SOP 97-2 is not appropriate, and as discussed in paragraph 8 of the SOP and stated in Note 1 of the Company's financial statements, the revenue is recognized "when there is persuasive evidence an arrangement exists, the fee is fixed or determinable, collectibility is probable and delivery and acceptance of the equipment has occurred, including upgrade contracts for parts and/or software, to the customer."

         The Company's selling arrangements including software are described in
Note 1 of the financial statements. There are no arrangements that include multiple software deliverables and none are offered on a when-and-if available basis.

         As described in Note 1 to the Company's financial statements, the software is not a separable element from the tool. The Company's software is incidental to the tool contracts as a whole. The software and physical tool modifications occur and are completed concurrently. The completed tool is tested and accepted by the customer prior to shipment, at which point revenue is recognized.

         Additional disclosure has been added to Note 1 on page F-13 of the Registration Statement clarifying that software is considered an incidental element of the tooling contracts.

Note 10. Stock Compensation Plans, page F-50
--------------------------------------------

12. PLEASE REFER TO PRIOR COMMENT 22 FROM OUR LETTER DATED OCTOBER 5, 2007. WE NOTE FROM YOUR RESPONSE THAT IT APPEARS YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK UNDERLYING THE GRANTS THAT WERE MODIFIED ON APRIL 10, 2006 BASED UPON REPURCHASES OF YOUR COMMON STOCK FROM YOUR CHIEF FINANCIAL OFFICER AND FORMER BOARD MEMBER. REPURCHASES OF YOUR OWN COMMON STOCK DO NOT TYPICALLY REPRESENT THE FAIR VALUE OF YOUR COMMON STOCK. PLEASE TELL US AND REVISE THIS NOTE TO EXPLAIN WHY YOU BELIEVE THAT REPURCHASES OF YOUR OWN COMMON STOCK RATHER THAN THIRD-PARTY PURCHASES OF YOUR COMMON STOCK REPRESENTS THE FAIR VALUE OF YOUR COMMON STOCK UNDERLYING YOUR STOCK OPTIONS MODIFIED ON APRIL 10, 2006.

Russell Mancuso, Esq.
February 4, 2008
Page 9


         The Company agrees that normally the third party sales of company stock are more indicative of the fair value of a company's shares. However, historically the Company (i.e., R.H. Strasbaugh) was essentially a family-owned business. The only stock transaction in recent history and prior to April 10, 2006 was a repurchase of shares from a consulting group in 2005. In this transaction, over two million shares were repurchased at a price of less than $0.01 per share.

         Due to the lack of stock transactions upon which to base a valuation of the shares, management considered various factors in determining the appropriate valuation. Management considered that the Company had sustained losses in 2002-2004 and was only marginally profitable in 2005. The Company also considered that the 548,866 options granted on April 10, 2006 was a re-grant of the 548,000 options that the Company's director had let expire unexercised at the end January 2006 and the exercise price of the original options and the re-granted options was $0.07. The Company believed this was a strong indication that the value of the stock was less than the $0.07 exercise price.

         Based on the above factors as well as the fact that the stock was not liquid (i.e., no ready market) and as of April 10, 2006 R.H. Strasbaugh was not in the process of going public (and had not engaged investment bankers to attempt any public offering), the Company determined the reasonable range to be between $0.01 and $0.07 per share. Based on the available information, the Company's internal valuations indicated the most reasonable share price to be $0.07 per share at April 10, 2006. Further analysis was not considered necessary as the difference in compensation expense calculated using the range was considered to be insignificant (i.e., between $1 and $7,000).

Note 12. Cancellation of Liabilities, page F-54
-----------------------------------------------

13. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 17 FROM OUR LETTER DATED OCTOBER 5, 2007. PLEASE PROVIDE US WITH THE LEGAL OPINION ON WHICH YOU BASED YOUR ASSESSMENT THAT THE COLLECTION OF THE ACCOUNTS PAYABLE IS BARRED BY THE STATUTE OF LIMITATIONS. WE WOULD EXPECT THAT OPINION TO INCLUDE SIMILAR LANGUAGE.

         At the time the Company made the decision to derecognize $379,178 in accrued royalties and $100,236 in unsecured trade debt, the Company sought advice from its legal counsel regarding whether the Company's creditors were barred from collecting on these amounts owed by the Company. In seeking this advice from legal counsel, the Company described the amounts owed (including the royalty payments) as simply "unsecured trade debt." Based on these limited facts and the manner in which the facts were disclosed, the Company's legal counsel orally advised the Company that Section 337 of the California Code of Civil Procedure (the "Code"), which generally provides for a four-year statute of limitations with respect to collection actions, would act as a bar to the collection of the "unsecured trade debt." Based on this advice relating to "unsecured trade debt" generally, the Company, in good faith, elected to derecognize the amount of the Company's unsecured trade debt as well as the amount of the Company's accrued royalties.

Russell Mancuso, Esq.
February 4, 2008
Page 10


         When the Company was asked by the Staff to provide it with the legal opinion on which the Company based its assessment that the collection of the accrued royalties and unsecured trade debt is barred by the statute of limitations (specifically, Section 337 of the Code), the Company asked its legal counsel to provide the Company with a written legal opinion confirming the oral advice that had been given to the Company in early 2006. In connection with obtaining the legal opinion from its counsel, the Company was made aware of a number of facts that were either not known and/or considered by the Company and its counsel at the time the Company elected to derecognize the accrued royalties and unsecured trade debt. Specifically, the Company became aware of the fact that the $379,178 in accrued royalties had been accrued in 2002 rather than between 1998 and 2001 as previously thought and that the written agreement relating to the payment of the royalties is governed by Missouri law, which generally provides for a five-year statute of limitations in actions by unsecured creditors. As a result, neither the provisions of Section 337 of the Code nor the provisions of Missouri law were applicable to the accrued royalties at the time the Company elected to derecognize these liabilities. In addition, upon further review of the $100,236 in unsecured trade debt, the Company became aware of the fact that amounts owed to a number of creditors were the subject of promissory notes that were governed by Illinois law, which generally provides for six-year statute of limitations governing actions on promissory notes. Finally, the Company became aware of the fact that because the remaining amount of unsecured trade debt is evidenced by written promissory notes governed by California law, the applicable statute of limitations is contained in Section 3118(a) of the California Commercial Code, which provides for a six-year statute of limitations. In light of the foregoing accounting errors, the Company has restated its financial statements for 2005, 2006 and the nine months ended September 30, 2007 at pages F-2 through F-6 and F-35 through F-39 to reverse the derecognition of the accrued royalties and expenses. In addition, the Company has made corresponding changes throughout the Registration Statement to reflect the correction of the accounting errors.

         We trust that the foregoing is responsive to the comments contained in your letter dated January 4, 2008. If you have any questions, please call me at
(714) 641-3450.


                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP


                                                     /s/ Larry A. Cerutti

                                                     Larry A. Cerutti

LAC:jss
cc:    Jay Mumford, Esq. (w/enc.)
       Ms. Tara Harkins (w/enc.)
       Mr. Chuck Schillings (w/enc.) (via electronic mail)
       Mr. Richard Nance (w/enc.) (via electronic mail)
       Mr. Fred Furry (w/enc.) (via electronic mail)